August 14, 2025

Craig Perry
Chief Executive Officer
Galata Acquisition Corp. II
818 18th Avenue South
Suite 925
Nashville, TN 37203

        Re: Galata Acquisition Corp. II
            Draft Registration Statement on Form S-1
            Submitted July 18, 202
            CIK No. 0002076427
Dear Craig Perry:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. We note your intention to apply to have your units listed on the Nasdaq, and that you cannot guarantee that your securities will be approved for listing. Please clarify whether this offering is contingent upon receiving Nasdaq listing approval.
2. We note your disclosure that your officers and directors will receive indirect interests in the founder shares held by the sponsor as compensation for their services. Please revise to quantify the amount of such compensation and/or securities received or to be received, as required by Item 1602(a)(3) of Regulation S-K.
 August 14, 2025
Page 2
3. We note your discussion regarding redemption rights limitations. We also note your disclosure on page 58 that you will have net tangible assets in excess of $5,000,000 upon the completion of this offering. If true, please also state that you may not redeem your public shares in an amount that would cause your net tangible assets to be less than $5,000,001, or otherwise advise. Refer to Item 1602(a)(2) of Regulation S-K.
Summary
Sponsor Information, page 12

4. We note that Daniel Freifeld, your Chairman and Chief Investment Officer, is the managing member of Callaway Capital Management, LLC, which is the managing member of your sponsor, Galata Acquisition Sponsor II, LLC. Please also disclose the amount of Mr. Freifeld's interest as required by Item 1603(a)(7) of Regulation S-K.
       Similarly, we note your disclosure on page 164 that your officers and directors own individual economic interests in your sponsor. Disclose the nature and amount of any direct or indirect material interests held by Messrs. Perry, Weir, and Spencer.
5. When available, based on the indications of interest by the non-managing sponsor investors to invest in the sponsor, please revise to disclose the persons who may have direct and indirect material interests in the sponsor, as well as the nature and amount of their interests, or otherwise advise. Refer to Item 1603(a)(7) of Regulation S-K.
6. Please revise the tables beginning on pages 13 and 123 disclosing the nature and amount of compensation received or to be received to reflect compensation to be paid to the sponsor's affiliates, including your officers and directors. Refer to Item
       1602(b)(6) of Regulation S-K. In this regard, we note your disclosure on the cover page and on page 156 that your officers and directors will receive indirect interests in the founder shares held by the sponsor as compensation for their services to the
       SPAC.
The nominal purchase price paid by our sponsor for the founder shares may result in significant dilution..., page 88

7. We noted your presentation of dilution to the implied value of public shares upon consummation of the initial business combination and the dilution presentation on pages 107 to 109.
       Clarify why the implied value per Class A ordinary share differs from the Net
       Tangible Book Value per Class A ordinary share that you disclose on page 108, and why you disclose two different measures of dilution.

       In addition, please revise the footnotes to the table to provide a clear understanding of the factors you are using in your calculations.
Risk Factors
Our warrant agreement will designate the courts of the State of New York or the United
States District Court..., page 95

8. We note that the exclusive forum provision in your warrant agreement applies to claims arising under the Securities Act. Please revise this risk factor to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Further, state that this provision could increase a
 August 14, 2025
Page 3

       warrant holder's costs to bring a claim.
Dilution, page 107

9. On page 58, you assert that "we will have net tangible assets in excess of $5,000,000 upon completion of this offering and the sale of the private warrants." However, we noted that NTBV is negative for both No Allotment and Full Over-Allotment under the 100% of Maximum Redemption scenario. Please demonstrate this assertion in your response. In addition, revise your disclosure to include the impact if you do not have net tangible assets in excess of $5,000,000 upon completion of this offering and the sale of the private warrants.
Capitalization, page 110

10. Please describe and quantify the methods and assumptions used to allocate proceeds between ordinary shares and warrants comprising units to be issued in the planned offering as referenced on page F-11. In this regard, demonstrate how the shareholders'
       equity deficit of $4,241,295 reflects the value of warrants classified in equity. Also, describe your accounting treatment for changes in redemption value as either immediate recognition as they occur or accretion over the period from date of issuance to the earliest probable redemption date.
Management
Officers, Directors and Director Nominees, page 153

11. Please revise the disclosure pertaining to your officers and directors to clearly indicate the business experience of Craig Perry and Andy Abell for the past five years as required by Item 401(e) of Regulation S-K. In this regard, we note that you have not included applicable dates or ranges from which investors can discern each individual's principal occupations and employment during such time period.
Executive Officer and Director Compensation, page 155

12. Please revise to disclose both the nature and amount of the indirect interests in the founder shares held by the sponsor that your officers and directors will receive as compensation for their service to the SPAC. Refer to Item 1603(a)(6) of Regulation S-
       K.
       Please contact Franklin Wyman at 202-551-3660 or Sasha Parikh at 202-551-3627 if
you have questions regarding comments on the financial statements and related matters. Please contact Lauren Sprague Hamill at 303-844-1008 or Joe McCann at 202-551-
6262 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences